Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF PROTALEX, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Protalex, Inc. a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certifies and set forth as follows:

1.        The name of the corporation is Protalex, Inc. (the “Corporation”).

2.        Resolutions were duly adopted by the Board of Directors of the Corporation setting forth proposed amendments to the Corporation’s Charter (the “Certificate of Amendment”), and declaring such Certificate of Amendment advisable and in the best interests of the Corporation and its stockholders.

3.        Pursuant to the recommendation of the Board of Directors of the Corporation, the Certificate of Amendment was consented to in writing by the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

4.       The Corporation's Charter is hereby amended by amending and restating Article V thereof to read as follows:

The total number of shares which the Corporation shall have the authority to issue is 100,000,000 shares, of which 99,000,000 shares shall be common stock, with a par value of $0.00001 per share (the “Common Stock”) and 1,000,000 shares shall be preferred stock, with a par value of $0.00001 per share (the “Preferred Stock”).

The Preferred Stock may be issued from time to time in one or more series with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Board of Directors of the Corporation (the “Board”) providing for the issuance of such Preferred Stock or series thereof; and the Board is hereby vested with authority to fix such designations, preferences and relative participating, optional or other special rights or qualifications, limitations, or restrictions for each series, including, but not by way of limitation, the power to fix the redemption and liquidation preferences, the rate of dividends payable and the time for and the priority of payment thereof and to determine whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Preferred Stock or any series thereof into Common Stock of the Corporation and fix the voting Power, if any, of shares of Preferred Stock or any series thereof.

This Certificate of Amendment shall be effective as of 9:00 a.m. eastern time on December 8, 2010 (the "Effective Date"). On the Effective Date each five shares of Common Stock then issued, which are the only voting securities of the Corporation issued, shall be automatically reclassified into one share of Common Stock (the “Reverse Stock-Split”). Any fractional interests resulting from such reclassification shall be rounded-up to the nearest full share.

On and after the Effective Date, the amount of capital represented by the Common Stock shall be the same as the amount of capital represented by such shares immediately prior to the Effective Date, until thereafter reduced or increased in accordance with applicable law; the par value of a share of Common Stock shall remain unchanged after the Reverse Stock Split at $0.00001 per share; and the total number of shares of all classes of capital stock which the Corporation shall have authority to issue shall remain unchanged.

5.	This Certificate of Amendment will be effective on the Effective Date.

IN WITNESS WHEREOF, Protalex, Inc. has caused this Certificate of Amendment to be signed on this 3rd day of December 2010.

Protalex, Inc.

By:	/s/ Arnold P. Kling
Arnold P. Kling, President